SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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Check the appropriate box:

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[   ]  Definitive Additional Materials

[   ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S)
240.14a-12


                           MAXXAM INC.
-----------------------------------------------------------------
        (Name of Registrant as Specified in Its Charter)

Revised Preliminary Proxy Materials

          THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS
-----------------------------------------------------------------
           (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Revised Preliminary Proxy Materials

                         PROXY STATEMENT
                                OF
          THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS
                        IN CONNECTION WITH
               A SHAREHOLDER SOLICITATION REGARDING
         THE ELECTION OF TWO INDEPENDENT COMMON DIRECTORS
                               AND
     TWO SHAREHOLDER PROPOSALS RECOMMENDING THAT MAXXAM INC.
 (1) PERMIT CUMULATIVE VOTING IN THE ELECTION OF COMMON DIRECTORS
                               AND
          (2) DECLASSIFY ITS BOARD OF DIRECTORS SO THAT
              GENERAL DIRECTORS ARE ELECTED ANNUALLY



                                                   April __, 1999

        The Committee of Concerned Maxxam Shareholders (the "Committee") furnishes this Proxy Statement in connection with the solicitation of proxies for use at the Annual Meeting (the "Annual Meeting") of shareholders of Maxxam Inc. ("Maxxam" or the "Company") to be held at 8:30 A.M. on Wednesday, May 19, 1999, at the Waterwood National Resort and Conference Center, 1 Waterwood Parkway, Huntsville, Texas or at any postponement or rescheduling thereof. Copies of the Proxy Statement and form of proxy are being mailed by the Committee to shareholders on or about April __, 1999.

         Members of the Committee are The Rose Foundation for Communities and the Environment (the "Rose Foundation"), as well as Jill Ratner and Thomas W. Little, its President and Executive Director, and the United Steelworkers of America ("USWA"). They, along with Howard M. Metzenbaum and Abner J. Mikva, the independent candidates for Common Director, and the As You Sow Foundation, are participants in this solicitation, and they collectively hold 0.016% of the common stock and 0.008% of the common and preferred stock, aggregated together for voting purposes (see "Solicitation" and "Voting Rights" below).

Revised Preliminary Proxy Materials   1

Dear Fellow Maxxam Shareholder:

     The Committee of Concerned Maxxam Shareholders is seeking your support because the Committee believes that Maxxam is a company in trouble.
         Maxxam reported net losses of $57.2 million in 1998.
For the last five years, Maxxam's stock price has lagged significantly behind S&P and NASDAQ indices and, in the Committee's view, has failed to consolidate any substantial long-term increase in value. In December 1997 BUSINESS WEEK ranked Maxxam's board of directors tenth on its list of "The Worst Boards of Directors," explaining that Maxxam has a "tiny board with little business experience that was "dominated by CEO" Charles Hurwitz (December 8, 1997 -- consent of author not ob tained).

     The Committee believes that concentration of control in the hands of Maxxam CEO Charles Hurwitz and a small number of Maxxam's preferred stockholders may result in policies that depress the value of common stock and threaten Maxxam's long-term financial success. The Committee also believes that any resolution of Maxxam's many problems will require the participation of truly independent "Common Directors" -- the directors elected solely by holders of Maxxam common stock -- who are committed to representing the long-term interests of Maxxam common stockholders and to increasing the value of Maxxam common stock.

     To this end, the Committee proposes the following:

     1. Electing Howard M. Metzenbaum and Abner J. Mikva, both independent nominees, to serve on Maxxam's board as the two directors chosen by the holders of common stock.

     Howard M. Metzenbaum was a co-founder and former chairman of the board of American Parking Company of America, which merged with International Telephone and Telegraph Corp. and became ITT Consumer Services Corp. He is a former chairman of the latter company as well as of ComCorp, the newspaper group, and he served on the board of Dart Group and other corporations. He also served three terms as a United States Senator from Ohio.

     Abner J. Mikva is currently a visiting professor at the College of Law at the University of Illinois. He was previously Counsel to the President of the United States, Chief Judge of the United States Court of Appeals for the District of Columbia Circuit and a Member of Congress from Illinois.

     2.  Adopting two shareholder proposals:

         (a) a resolution requesting that the board of directors provide for the annual election of the "General Directors," i.e., those directors who are elected by the holders of Maxxam common stock and preferred stock, voting together (the "Declassified Board Proposal"); and

Revised Preliminary Proxy Materials   2

     (b) a resolution requesting that the board of directors provide for cumulative voting in the election of Common Directors
(the "Cumulative Voting Proposal").

         The Committee urges all shareholders to attend the meeting in person. If you are unable to attend in person and wish to have your shares voted, please sign and date the enclosed BLUE proxy card, and return it in the postpaid envelope as promptly as possible. By returning the enclosed BLUE proxy card, shareholders will be able to vote on the nomination of Howard M. Metzenbaum and Abner J. Mikva to serve as the two Common Directors, to be elected by the holders of common shares in lieu of the two individuals nominated by the Company. Shareholders will also be able to vote on the Cumulative Voting Proposal and the Declassified Board Proposal. The BLUE proxy card can also be used to vote on the Company's proposal to reapprove Maxxam's 1994 Omnibus Employee Incentive Plan, although the Committee takes no position on that proposal, which is more fully described in the Company's proxy materials.

     PLEASE SIGN, DATE AND RETURN TODAY THE ENCLOSED BLUE PROXY
CARD TO:

                     GEORGESON & COMPANY INC.
                        Wall Street Plaza
                            30th Floor
                          88 Pine Street
                      New York, N.Y.   10005


                          VOTING RIGHTS

         The Company's board of directors has fixed the close of business on March 31, 1999 as the record date for determining the shareholders of the Company entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. Only holders of record of the 7,000,863 shares of common stock (the "common stock") and the 668,590 shares of Class A $.05 non-cumulative participating convertible preferred stock (the "preferred stock") are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote, and each share of preferred stock is entitled to ten votes on such matters as may properly come before the Annual Meeting or any adjournments thereof. The holders of common stock, voting separately as a class, will also be entitled to elect two Common Directors.




   PRIOR SOLICITATIONS BY CERTAIN COMMITTEE MEMBERS



    In 1998, two Committee members (Jill Ratner and Thomas
W. Little), along with the California Public Employees'
Retirement System ("CalPERS") and the As You Sow Foundation,

Revised Preliminary Proxy Materials   3
sponsored the Declassified Board Proposal that CalPERS has resubmitted for consideration by the shareholders this year. In 1997, Ms. Ratner, Mr. Little, and the As You Sow Foundation conducted an independent proxy solicitation on behalf of two other independent candidates for Common Director, as well as a shareholder resolution asking the Company to sell or trade its properties within the 60,000 acre Headwater Forest area in northern California to a government agency or conservation organization for appropriate consideration. Ms. ratner, Mr. Little and the As You Sow Foundation are participants in this solicitation (see "Solicitation" below).


                 ELECTION OF DIRECTORS (ITEM 1)

     The Company's Restated Certificate of Incorporation current ly provides for three classes of directors having staggered terms of office, with directors of each class to be elected by the holders of the Company's common stock and preferred stock, voting together as a single class, for terms of three years and until their respective successors have been duly elected and qualified. The Company's Restated Certificate of Incorporation also provides that so long as any shares of the preferred stock are outstanding, the holders of common stock, voting as a class separately from the holders of any other class or series of stock, shall be entitled to elect, for terms of one year, at each annual meeting, the greater of (i) two directors, or (ii) that number of directors (rounded up to the nearest whole number) to be in office subsequent to such annual meeting.

     The Committee's members have nominated Howard M. Metzenbaum and Abner J. Mikva to serve on the board of directors of Maxxam Inc. as the Common Directors to be chosen by the holders of common stock, because the Committee members believe that Maxxam needs effective independent voices at this time. Messrs. Metzenbaum and Mikva were also nominated by the New York State Common Retirement Fund, which beneficially owns 45,700 shares of Maxxam common stock, and Alan Kahn, although neither of these nominators is a "participant" in the present solicitation under
Item 4 of Reg. 240.101 promulgated pursuant to the Securities Exchange Act of 1934, as amended. Both nominees have consented to serve if elected.
        The Committee believes that Messrs. Metzenbaum and Mikva would be the type of independent, effective directors that Maxxam needs now more than ever. Committee members have nominated them because of their experience, judgment and integrity, as well as their commitment to protecting shareholder interests and increasing shareholder value, as we explain more fully in the following section.

     Howard M. Metzenbaum was co-founder and chairman of the board of directors of Airport Parking Company of American ("APCOA"), which merged with International Telephone and Telegraph Corp. and became ITT Consumer Services Corp. He served as chairman of the board of the latter company, as well as chairman of the board of ComCorp Communications Corp., the newspaper group. In addition, he has served on the board of directors of Dart Group, Inc., Shoppers Warehouse, Trak Auto, Society National Bank and Capital National Bank. From 1977

Revised Preliminary Proxy Materials   4
until 1995, he served as a United States Senator from Ohio. He previously served in the Ohio legislature from 1943 to 1950. Senator Metzenbaum, 81, is retired, and his address is 398 Oaks Club House Drive, Pompano Beach, Florida. He does not currently own Maxxam stock.

     Abner J. Mikva has a broad range of experience as a lawyer, an elected representative, a judge and a mediator. He served five consecutive terms in the Illinois legislature and then served as a Member of Congress from 1969 to 1973 and again from 1975 until 1979, when he was appointed to be a judge of the United States Court of Appeals for the District of Columbia Circuit. He served on that court until 1994, including service as Chief Judge from 1991 to 1994. He then served as Counsel to the President of the United States from October 1, 1994 until November 1, 1995. Judge Mikva, 73, is currently a visiting professor at the College of Law of the University of Illinois and a senior fellow at the Institute of Government and Public Affairs at that University. He also engages in arbitration ad mediation with JAMS/Endispute, a national dispute resolution firm. His address is 815 Van Buren Street, Suite 525 (MC-191), Chicago,
Illinois   60607.  He is beneficial owner of 50 shares of Maxxam
common stock, purchased on March 17, 1999 and held in street name.

        For the reasons stated more fully in the following section, the Committee believes that Messrs. Metzenbaum and Mikva should be chosen by the holders of common stock as our Common Directors in lieu of Stanley D. Rosenberg and Robert J. Cruikshank, the nominees presented in the Company's Proxy Statement for these two positions. The Company's 1999 Proxy Statement (incorporated herein by reference) sets forth the names and ages of these nominees for Common Director and of Charles E. Hurwitz, the board's nominee for General Director, and describes the principal business experience of each, as well as the year each first held Company office and/or served as a director, the number of shares each beneficially owns, and the percentage of outstanding shares owned by each nominee. Information is also provided concerning the committees of the board of directors.


               REASONS FOR ELECTING INDEPENDENT DIRECTORS



   The Committee believes that Senator Metzenbaum and Judge
Mikva offer precisely the kind of experience and judgment that holders of Maxxam common stock need to enhance the value of their Maxxam investment. Senator Metzenbaum has extensive experience as a businessman and corporate director. Most recently, during his service on the Dart Group board in 1997 and 1998, he was actively involved in facilitating a merger with Richfood Holdings, Inc., announced in April 1998, that allowed shareholders to realize approximately $160 per share, representing a premium of over 35% above the Dart stock's highest price in 1997. Dart Group trustee Richard Stone credited Mr. Metzenbaum and his entrepreneurial skills as playing a key role in negotiating the best price for shareholders. Similarly, Judge Mikva has a broad range of experience as a lawyer, elected representative, judge and mediator, with high-level service in all

Revised Preliminary Proxy Materials   5
three branches of the federal government. The Committee believes that this experience would be very helpful at a company that has been surrounded by controversy for years on various fronts.

     The Committee also believes that electing these independent candidates is important, given the critical juncture at which Maxxam finds itself today. Maxxam recently received an extraordinary payment of $380 million in cash and property under an agreement with the United States and the State of California that will lead to preservation of certain ancient redwood groves in the Headwaters Forest area of northern California, which area is owned by Pacific Lumber Company, a Maxxam subsidiary. The California legislature has authorized a further expenditure of $80 million for additional Pacific Lumber properties in the Headwaters area and has allocated an additional $20 million toward purchase of even more property.

     This infusion of new cash and assets into the Company provides important opportunities for Maxxam and its shareholders, but the Committee questions whether, based on past experience, the current board will use these resources to maximize shareholder value.

     Specifically, allegations of fiduciary lapses have surrounded Maxxam's CEO and Chairman, Charles Hurwitz. In April 1997 the Delaware Court of Chancery ruled in a case brought by minority Maxxam shareholders that Mr. Hurwitz had engaged in self-dealing in connection with loans that were unfair to the Company. Following this finding of liability, the case was settled for approximately $20 million, the plaintiffs having sought $27 million. In its April 1997 ruling for the shareholder plaintiffs on liability issues, the Delaware Court found that the defendants, including Mr. Hurwitz, had failed to show the fairness of a 1987 loan that Maxxam made to Mr. Hurwitz's private business trust. The Court also ruled that defendants had failed to demonstrate the fairness of a 1991 transaction in which Mr. Hurwitz's trust sold to Maxxam the underlying collateral, and Maxxam then forgave the loan (In re: Maxxam Inc./Federated Development Shareholders Litigation).

     In addition, Maxxam faces potential liabilities in two separate legal proceedings based on the failure and subsequent $1.6 billion bailout of United Savings Association of Texas, a savings and loan association that Maxxam is alleged to have controlled.

        Maxxam and Mr. Hurwitz are respondents in an action brought by the Office of Thrift Supervision ("OTS"), an agency of the United States Department of the Treasury, seeking restitution for at least $560,000,000 in losses plus $399,600 in penalties. Maxxam has agreed to indemnify Mr. Hurwitz and several other respondents in this action, which could result in significant exposure for restitution and penalties. That case is being litigated before an administrative law judge. No determination as to the merits of this case has been made at this time, and a final judgment will be determined in an appropriate administrative proceeding (In the Matter of United Savings Association of Texas).

Revised Preliminary Proxy Materials   6

        Mr. Hurwitz is currently defending a lawsuit brought by the Federal Deposit Insurance Corporation ("FDIC"), which alleges that Mr. Hurwitz breached his fiduciary duties in connection with United Savings Association of Texas, in which both Maxxam and Mr. Hurwitz held substantial interests. Among other things, the FDIC charges that Mr. Hurwitz engaged in "a pattern of deceptive financial reporting and balance sheet manipulation" (Complaint, FDIC v. Hurwitz, paragraph 16, filed August 2, 1995 in the United States District Court for the Southern District of Texas). The suit, which originally sought damages in excess of $250,000,000, now seeks unspecified damages relating to any amounts that OTS does not collect in the suit described above from the Company or from Federated Development Company, a New York business trust of which Mr. Hurwitz is Chairman of the Board and CEO. According to Maxxam's filings with the Securities and Exchange Commission, Maxxam may have to indemnify Mr. Hurwitz for any or all restitution ordered or penalties imposed in this action. No determination as to the merits of this case has been made at this time, and a final judgment will be made in a court of law.

     These suits and related litigation have already been costly to the Company, which has paid approximately $40,000,000 in litigation expenses, including Mr. Hurwitz's expenses.

     Apart from these controversies, the Committee believes that recent events also call into question the quality of Maxxam's management decisions and the board's oversight of management.

        In 1997 and 1998 the California Department of Forestry and Fire Prevention ("CDF") suspended the timber operator license of Maxxam's Pacific Lumber subsidiary twice in a twelve month period, based on 128 cited violations of state forest practice rules. The most recent license suspension lasted over three months.

     No other major timber company in California has ever been cited for so many violations in such a limited time or had its operating license suspended, revoked or withheld. Because of these repeated violations, Pacific Lumber faces increased regulatory scrutiny, which the Committee believes will significantly increase the difficulties and costs associated with environmental compliance and other aspects of timber operations.

        In addition, Maxxam's Kaiser Aluminum Corporation subsidiary ("Kaiser"), 63% of whose outstanding common stock is held by Maxxam, is embroiled in a serious labor dispute, the longest in Kaiser's history, and the Committee believes that this dispute and the associated costs were completely avoidable. On September 30, 1998, approximately 3000 workers represented by the USWA, a participant in this solicitation, went on strike at five plants operated by Kaiser Aluminum & Chemical Corporation ("KACC"), which is wholly owned by Kaiser. The strike began upon the expiration of the existing contract on that date, with the USWA protesting what it viewed as unfair labor practices by the Company, and with the parties unable to resolve differences on various issues, including job security and pensions. On October 14, 1998, the

Revised Preliminary Proxy Materials   7

USWA filed an unfair labor practices charge with the National Labor Relations Board ("NLRB"), alleging that KACC had violated its duty to bargain, had bargained in bad faith, and discriminated against workers for going on strike. The NLRB's General Counsel has not yet decided whether to file a complaint on the basis of that charge.

        KACC continued to operate these plants since that date using replacement employees. On January 13, 1999, the USWA made an unconditional return-to-work offer. On January 14, 1999, KACC refused that offer, locked out its workforce at these five plants, and chose to continue operating with replacement employees. KACC has explained its refusal to accept the USWA return-to-work offer on the ground that KACC is acting "in support of its bargaining position," and KACC officials have expressed concern that such a return to work would be under the terms of the expired contract and that in the absence of a new contract that contained a "no strike" agreement, KACC might be susceptible to a strike. Negotiations resumed in April 1999 and, according to KACC, concluded without making meaningful progress. The USWA has also alleged that this lockout is unlawful.

        If the NLRB General Counsel does decide to file a complaint, such a complaint could allege that KACC engaged in an illegal lockout. That contention, if established, could result in gross back pay liability of up to $3 million per week from January 14, 1999. KACC reported losses of $50 million in the fourth quarter of 1998 owing to the strike, and Kaiser reported a net loss of $38.9 million in that quarter. In addition, serious accident rates and worker compensation claims increased at KACC since the strike began. According to the Occupational Health and Safety Administration ("OSHA") safety logs, serious workplace injuries increased 138 percent in the fourth quarter of 1998 over the average at KACC during the first three quarters of 1998 prior to the labor dispute.

     In addition, both Kaiser and Pacific Lumber have experienced tragic fatalities that the Committee believes could have been prevented. In October 1997, a 33 year old Kaiser mechanic died when he was crushed beneath the bucket of a front-end loader he was repairing. The Washington State Department of Labor and Industries found Kaiser at fault in the incident, cited Kaiser for five safety violations, and fined it $35,000. In September 1998, a Pacific Lumber employee logged a tree into a group of protesters, killing a 24 year old man. Attorneys for the young man's family have publicly announced that they expect the logging incident to be the subject of a lawsuit seeking damages.

     In the Committee's view, this history does not suggest that Maxxam is a well-managed company whose affairs are overseen by a capable, independent board of directors. The Committee believes that the current problems justify the step of electing truly independent directors, even if those candidates do not have the current management's support. The Committee does not believe that the current board of directors can be relied upon to exercise the sort of effective oversight that is needed to adequately protect the interests of Maxxam's holders of common stock.

Revised Preliminary Proxy Materials   8

     THE COMMITTEE THEREFORE ASKS THE HOLDERS OF MAXXAM COMMON
STOCK TO VOTE FOR HOWARD M. METZENBAUM AND ABNER J. MIKVA TO
SERVE ON THE BOARD OF DIRECTORS.


             THE COMPANY'S PROPOSAL TO REAPPROVE MAXXAM'S
          1994 OMNIBUS EMPLOYEE INCENTIVE PLAN (ITEM 2)

        The Company is seeking shareholder approval of its proposal to reapprove the Maxxam 1994 Omnibus Employee Incentive Plan. Shareholders should consult the Company's proxy materials, which provide the Company's reasons for this proposal, along with the text of the Plan. The Committee takes no position on this proposal. For convenience, the attached proxy card affords shareholders an opportunity to vote for or against, or to abstain from voting on, this proposal. Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, the Committee will abstain from voting on this proposal.


               THE DECLASSIFIED BOARD PROPOSAL (ITEM 3)

     The Committee further seeks your support for the following proposal, which has been submitted by the California Public Employees' Retirement System ("CalPERS") and which is accompanied by the "Supporting Statement" submitted by CalPERS to Maxxam for inclusion in the Company's proxy materials:

       "RESOLVED: Maxxam, Inc. shareholder request that the Board of Directors change the election of all directors who are elected by the holders of common and preferred stock voting together ("General Directors"), by providing that, at future Board elections, such new directors be elected annually and not for staggered terms. This declassification of General Directors shall not affect the separate election of Common Directors as provided in the Articles of Incorporation and shall be phased in in a manner that does not affect the unexpired terms of Directors previously elected."

                       SUPPORTING STATEMENT

       Is accountability by the Board of Directors important to shareholders? As a trust fund with more than 1 million participants, and as the owner of approximately 229,800 shares of the Company's common stock, the California Public Employees' Retirement System ("CalPERS") thinks accountability is of paramount importance. That is why we are sponsoring this proposal which, if passed, would encourage the board to reorganize itself so that each General

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

     Director stands before the shareholders for re- election each year. We hope to eliminate the Company's so-called "classified board," whereby the General Directors are divided into three classes, each serving a three-year term. Under the current structure, shareholders can only vote on one-third of the board at any given time.

       By classifying itself, a board insulates its members from immediate challenge. Insularity may have made sense in the past (e.g., during the takeover frenzy of the 1980s). But now, we believe that insularity works primarily to hamper accountability. A classified board can prevent shareholders from mounting a successful opposition to the entire board, because only one-third of the directors are up for election in any given year. By way of contrast, a declassified board would mean that each General Director would stand for election each year.

       CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. It is intuitive that, when directors are accountable for their actions, they perform better.

       At the 1998 Maxxam annual meeting, more than 14% of the votes cast supported the above resolution calling for annual election of the General Directors. This represented nearly half of all the votes cast by shareholders not directly affiliated with the Company's CEO. We hope for even greater support this year as we continue to focus the Company on its responsibilities to all of its shareholders.

       If the Board acts on our proposal, shareholders would have the opportunity to register their views at each annual meeting on performance of the board as a whole, and of each director as an individual.

       CalPERS urges you to join us in VOTING TO DE-STAGGER the terms of election, as a powerful tool for management incentive and accountability. We urge your support FOR this proposal."

                         *     *     *

     THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS RECOMMENDS A
VOTE FOR THE DECLASSIFIED BOARD PROPOSAL.


                THE CUMULATIVE VOTING PROPOSAL (ITEM 4)

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

     The Committee further urges that the shareholders of Maxxam Inc. adopt the following resolution (which is accompanied by the proponents' "Supporting Statement"), which is sponsored by the Rose Foundation for Communities and the Environment, As You Sow Foundation, Nell Minow, John Harrington, Brent Blackwelder, Jill Ratner and Thomas Little:

       "RESOLVED: The shareholders request that the board of directors take steps to provide for cumulative voting in the election of those directors elected by holders of common stock. Cumulative voting means that each holder of common stock may cast as many votes as equal the number of shares held, multiplied by the number of Common Directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit."

                       SUPPORTING STATEMENT

       Cumulative voting allows a significant group of stockholders to elect a director or directors of its choice
     -- safeguarding minority shareholder interests and bringing independent perspectives to Board decisions.

       In our view, cumulative voting for Maxxam's Common
     Directors is needed because Maxxam's two-tier stock structure, with preferred stock outvoting common stock 10-to-1, allows Maxxam's CEO and his affiliates to effectively control Board elections and policy based on majority holding of preferred stock.

       We believe that Maxxam suffers from excessive CEO control of Board affairs. In December 1997, BUSINESS WEEK named Maxxam's Board the 10th worst in America, citing CEO domination. We believe that subsequent events demonstrate an increasing need for a minority shareholder voice on the Board.

       - Maxxam reported net losses of more than $30 million in the first nine months of 1998 -- $3.86 per share.

       - Twice in 12 months, California suspended the operating license of Maxxam's Pacific Lumber Company division, citing serious violations of state forestry laws.

       - Company forestry practices, including extensive old-growth logging and clearcutting, attract expensive litigation and public criticism. Large timber companies like MacMillan Bloedel are moving away from these practices. Thirteen Fortune 500 companies have pledged to forgo using old-growth wood products.

Revised Preliminary Proxy Materials   11

       - In October 1998 the federal government rested its case seeking $500,000,000 restitution from CEO Hurwitz, Maxxam and others, relating to the failure of a savings and loan Maxxam allegedly controlled. We believe management has failed to aggressively pursue opportunities to settle this case using forest lands with low commercial, but high environmental value. Maxxam has paid $40,000,000 in this and related litigation, including all of CEO Hurwitz's expenses.

       - Maxxam has been embroiled in a major labor dispute resulting in a costly (and, we believe, avoidable) strike against the Kaiser Aluminum division, the longest in Kaiser's history.

       - Serious accidents and worker compensation claims have skyrocketed at Kaiser -- from an average of 4 serious injuries per month at the Mead, Washington plant in 1997 to 29 in two weeks in October 1998.

       Safeguard your investment.  Vote FOR cumulative voting.

                          *     *     *

The Committee believes that since this proposal was submitted to Maxxam in December 1998, additional reasons to support this proposal have developed. Specifically--

     - Maxxam has continued to lose money, reporting a net loss for the year ending December 31, 1998 of $57.2 million.

     - Maxxam's Pacific Lumber subsidiary remained without a timber operator's license for an additional three months. The California Department of Forestry and Fire Prevention had suspended Pacific Lumber's license based on 128 cited violations of state forestry rules. Due to more recent violations, Pacific Lumber faces increased regulatory scrutiny, which the Committee believes significantly increases the difficulties and costs associated with environmental compliance and other aspects of timber operations.

     THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS RECOMMENDS A
VOTE FOR THE CUMULATIVE VOTING PROPOSAL.


                        VOTING PROCEDURES

        The Company's proxy statement and proxy card include the Declassified Board Proposal and the Cumulative Voting Proposal, but not the names of Howard M. Metzenbaum and Abner

Revised Preliminary Proxy Materials   12

J. Mikva, our nominees for Common Director.

     Even if you have already returned a proxy to the Company using the Company's proxy card, you can still cast your vote for Senator Metzenbaum or Judge Mikva or both, and for either or both of the two shareholder proposals described herein, by signing and returning the enclosed BLUE proxy card. See the discussion in "Revocation Rights" below.

        The presence, in person or by proxy, of the holders of shares of the Company's capital stock entitled to cast a majority of the votes entitled to be cast at the Annual Meeting is required to constitute a quorum for the transaction of business at the Annual Meeting. Under applicable Delaware law, abstentions and broker non-votes (i.e., shares held in street name as to which the broker, bank or other nominee has no discretionary power to vote on a particular matter, has received no instructions from the persons entitled to vote such shares and has appropriately advised the Company that it lacks voting authority) are counted for purposes of determining the presence or absence of a quorum for the transaction of business. A plurality of the votes present, in person or by proxy, is necessary for the election of directors. With regard to the election of directors, votes may be cast in favor or withheld; votes that are withheld or broker non-votes will be excluded entirely from the vote and will have no effect on the outcome. Abstentions may not be specified in the election of directors.

        A stockholder may, with respect to each other matter specified in the notice of the meeting, including the Declassified Board Proposal and the Cumulative Voting Proposal,
(i) vote "FOR," (ii) vote "AGAINST" or (iii) "ABSTAIN" from voting. An affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for approval of the other matters presented, including the Declassified Board Proposal and the Cumulative Voting Proposal. Shares represented by proxies that are marked "ABSTAIN" on such matters and proxies relating to broker non-votes will be counted as shares present for purposes of determining the presence of a quorum. Such shares, however, will not be treated as shares voting and therefore will not affect the outcome of the vote on matters such as the Declassified Board Proposal and the Cumulative Voting Proposal. The Declassified Board Proposal and the Cumulative Voting Proposal are advisory in nature and cannot be implemented without board approval.

        Unless otherwise directed on the enclosed BLUE proxy card, as more fully described below, the Committee will vote FOR Mr. Metzenbaum and FOR Mr. Mikva to serve as the Common Directors chosen by the holders of common stock (Item 1); we will also vote FOR the Cumulative Voting Proposal (Item 3) and FOR the Declassified Board Proposal (Item 4) described herein; we will ABSTAIN from voting on the Company's proposal to reapprove the 1994 Maxxam Omnibus Employee Incentive Plan (Item 2).

Revised Preliminary Proxy Materials   13

        The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on the card. You may vote FOR the election of Mr. Metzenbaum, Mr. Mikva or both as Common Directors, or you may withhold authority to vote for the election of Mr. Metzenbaum, Mr. Mikva or both by marking the proper box or boxes on the BLUE Annual Meeting proxy card. It will not be possible to vote on the election of Charles Hurwitz, who has been nominated by the board of directors to serve as a General Director to be chosen by holders of common stock and preferred stock, voting together, by using the BLUE Annual Meeting card. As required by SEC Regulation 240.14a-4(d)(iv), the Committee hereby states that there is no assurance that the registrant's nominees will serve if elected with any of the soliciting parties' nominees. However, we have no reason to believe that they will not serve.

     IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE PROXY CARD FOR THE ELECTION OF MR. METZENBAUM AND MR. MIKVA AS COMMON DIRECTORS (ITEM 1), AS WELL AS FOR THE DECLASSIFIED BOARD PROPOSAL (ITEM 3) AND THE CUMULATIVE VOTING PROPOSAL (ITEM 4), PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD.


                        REVOCATION RIGHTS

        You may revoke a proxy vote any time before the tally by
(1) executing a later proxy card, (2) appearing at the meeting to vote, or (3) delivering to the proxy holder or to the Company's secretary written notice of revocation prior to the date of the meeting. The Company's secretary is Bernard L. Birkel, and Maxxam's offices are located at 5847 San Felipe, Suite 2600, Houston, Texas 77057, telephone (713) 975-7600, fax (713)
267-3702.

     The Committee will keep the content of all cards it receives confidential from everyone except those working directly with us and our staff until the annual meeting, at which time our cards must be presented to the company's tabulator in order to be counted.


                          SOLICITATION

        The participants in this solicitation are the Rose Foundation, 6008 College Avenue, Suite 10, Oakland, California 94618, which owns 50 shares of Maxxam common stock; the Rose Foundation's President, Jill Ratner, and its Executive Director, Thomas W. Little, who own 90 shares of Maxxam common stock as tenants in common; Rose Foundation staff, including Carla Din and Karla James; the United Steelworkers of America, 5 Gateway Center, Pittsburgh, Pennsylvania 15222, which owns 1002 shares of Maxxam common stock (two shares purchased on December 14, 1998 and 1000 shares purchased on March 3, 1999); USWA staff, including

evised Preliminary Proxy Materials   14

David Foster, Scott Adams, John Duray and Jon Youngdahl; and the
As You Sow Foundation, 116 New Montgomery, Suite 800, San
Francisco, California 94105, which owns 100 sharess of Maxxam common stock.

     Proxies will be sought by mail, facsimile, telephone and personal interview. The Rose Foundation and USWA will bear the cost of this solicitation, expected to be $120,000, and to date they have expended approximately $12,500. The Committee has retained Georgeson & Company Inc. to assist in the distribution and solicitation of proxies at a cost of approximately $25,000 plus expenses. The Committee will not seek reimbursement from the Company for the costs of the solicitation.

        The Rose Foundation has engaged in advocacy and public education efforts seeking to preserve the Headwaters Forest area in northern California, which is owned by Pacific Lumber Company, a Maxxam subsidiary, and which contains several thousands of acres of old-growth redwood trees. In March 1999, Maxxam, the United States and the State of California reached final agreement on the so-called "Headwaters Agreement," under which Maxxam received an extraordinary payment of $380 million in cash and property in return for the sale of 7500 acres of redwoods, including 3000 acres of old-growth redwoods. An additional 4500 acres will be acquired in the future, and a Habitat Conservation Plan approved by the U.S. Department of the Interior establishes conditions under which Pacific Lumber can log on 210,000 acres of nearby land. The Rose Foundation and its Headwaters Acquisition and Restoration Trust have solicited contributions that would be used towards purchasing areas of the Headwaters Forest that are not acquired by the federal government, in the event that Maxxam should decide to make any such properties available and should a willing buyer be found. To date, the Rose Foundation and its Headwaters Acquisition and Restoration Trust have received $5,496.60 in cash plus a $5 million pledge that could be used for that purpose. The Rose Foundation does not plan to acquire any such properties on its own behalf, nor is the Rose Foundation acting on behalf of any potential buyer and would not directly benefit from any such acquisition.

        In September 1996, before any agreement on the Headwaters Forest area had been reached, and at a time when Pacific Lumber had announced plans to log old-growth forest lands in the Headwaters area, the Rose Foundation urged the U.S. Office of Thrift Supervision to issue a temporary cease-and-desist order in OTS's pending case against Maxxam, Mr. Hurwitz and others (see "Reasons for Electing Independent Directors" above). The Rose Foundation recommended this action as a way to prevent these assets from being liquidated, a step that would have reduced the value of those properties to conservation-oriented buyers, including government agencies. OTS did not seek such an order. Had such an order been imposed, all significant Company financial transactions and any liquidation of significant assets would have required approval of a court or monitor. Later that month, Maxxam, the United States and the State of California announced an agreement in principle on the Headwaters area, which was finalized as the Headwaters Agreement in March 1999. The Rose Foundation did not renew its proposal for a cease-and-desist order after the September 1996 agreement. In addition, Jill Ratner, the Rose

Revised Preliminary Proxy Materials   15

Foundation's president, provided legal advice to Robert Martel, the "relator" or plaintiff in a False Claims Act suit naming Maxxam as a defendant which was dismissed, although Ms. Ratner did not appear as an attorney in that or any other litigation adverse to the Company.



   The USWA is a collective-bargaining representative of employees at, inter alia, steel and aluminum mills located throughout the United States, including employees of Kaiser Aluminum & Chemical Corporation ("KACC"), which is wholly owned by Kaiser Aluminum Corporation, 63 percent of whose outstanding common stock is owned by Maxxam. The USWA is currently involved in a labor dispute with KACC involving five of its plants: the Trentwood Plant in Spokane, Washington; the Mead Plant in Spokane, Washington; the Gramercy Plant in Gramercy, Louisiana; the Newark Plant in Newark, Ohio; and the Tacoma Plant in Tacoma, Washington. As noted above ("Reasons for Electing Independent Directors"), approximately 3000 workers represented by the USWA at these plants went on strike on September 30, 1998, following the expiration of the existing contract. KACC continued to operate these plants since that date using replacement employees. On January 13, 1999, the USWA made an unconditional return-to-work offer. On January 14, 1999, KACC refused that offer, locked out its workforce at these five plants, and chose to continue operating with replacement employees. Negotiations resumed in April 1999 and, according to KACC, concluded without making meaningful progress. On October 14, 1998, the USWA filed an unfair labor practices charge with the National Labor Relations Board ("NLRB"), alleging that KACC had violated its duty to bargain, had bargained in bad faith, and discriminated against workers for going on strike. In addition, the USWA has alleged that the January 14, 1999 lockout is unlawful. The General Counsel of the NLRB has not yet decided whether to file a
complaint against KACC.   Independently of this matter, the USWA
and one of its members filed a complaint in California state court on April 7, 1999 against the California Department of Forestry and Fire Protection, challenging one aspect of the Headwaters Agreement, whcih was described earlier in this section. Specifically, the USWA suit seeks toprohibit the CDF from approving any Timber Harvesting Plan that relies in any manner upon a Sustained Yield Plan (the "Plan") that was proposed by Pacific Lumber Co. and its subsidiaries, Scotia Pacific Lumber LLC and Salmon Creek Corporation, and approved by CDF on March 1, 1999 as part of the Headwaters Agreement. Specifically, the complaint alleges that the approved Plan authorizes an unsustainable high harvest of timber in the short term, without consideration of the long-term impact of such harvest levels on the eocnomic vitality and employment in the region. The complaint alleges that this result violates California state law, which is said to require "maximum sustained production of high-quality timber products while giving consideration to regional economic vitality and employment at planned harvest levels during the planning process." No final determination has been made about the allegations in this suit.


    RECORD DATE/SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE

Revised Preliminary Proxy Materials   16

      OFFICERS/EXECUTIVE COMPENSATION/ELECTION OF DIRECTORS

     Information on these subjects appear in the Company's proxy statement.


              SHAREHOLDER PROPOSALS FOR 2000 MEETING

        Proposals that shareholders intend to present at the 2000 annual meeting of stockholders (other than those submitted for inclusion in the Company's proxy material pursuant to Rule 14a-8 of the Proxy Rules of the SEC) must be received by the Company no earlier than February 19, 2000, and no later than March 20, 2000 to be presented at the meeting. Proposals from shareholders owning over $2,000 in stock for over one year that are submitted under Rule 14a-8 for inclusion in the Company's proxy materials must be received by the Company by December __, 1999. Any such stockholder proposals must be sent to the Company's Secretary at its executive offices at 5847 San Felipe, Suite 2600, Houston,
Texas   77057.

     PLEASE VOTE FOR HOWARD M. METZENBAUM AND ABNER J. MIKVA,
                AND FOR THE DECLASSIFIED BOARD AND
                   CUMULATIVE VOTING PROPOSALS.


                         Sincerely,

                         The Committee of Concerned
                         Maxxam Shareholders




                    For Additional Information
                  Please Call Our Proxy Solicitor,

                     Georgeson & Company Inc.
                     Toll Free (800) 223-2064

                                or

            Committee of Concerned Maxxam Shareholders
                   Jill Ratner/Thomas W. Little
                      Collect (510) 658-0702

Revised Preliminary Proxy Materials   17

                           MAXXAM INC.
               1999 ANNUAL MEETING OF SHAREHOLDERS
                    THIS PROXY IS SOLICITED BY
          THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS

The undersigned shareholder of Maxxam Inc. hereby appoints each of Jill Ratner and Thomas W. Little, with full power of substitution, for and in the name below, all shares of common stock of Maxxam Inc. that the undersigned is entitled to vote if personally present at the 1999 Annual Meeting of Shareholders of Maxxam Inc., to be held on May 19, 1999 at ______________________________________________ Houston, Texas at
__:__ A.M. (local time) or at any adjournment, postponement or rescheduling thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

   THE COMMITTEE OF CONCERNED MAXXAM SHAREHOLDERS RECOMMENDS A VOTE FOR HOWARD M. METZENBAUM AND ABNER J. MIKVA AND FOR ITEM 3 (THE DECLASSIFIED BOARD PROPOSAL) AND FOR ITEM 4 (THE CUMULATIVE VOTING PROPOSAL). THE COMMITTEE TAKES NO POSITION ON ITEM 2.

Item 1:   Election of Directors
          The Committee of Concerned Maxxam Shareholders intend to use this proxy to vote for Howard M. Metzenbaum and Abner J. Mikva, whom they have nominated to serve as the two
          Directors to be elected by holders of shares of common stock (the "Common Directors"). By using this card, you will not be able to vote for the Company's two nominees for Common Director (Stanley D. Rosenberg and Robert J. Cruikshank) or on the election of Charles E. Hurwitz, the Company's nominee to be elected by holders of the common and preferred stock, voting together. You should refer to the proxy statement and form of proxy distributed by the Company for the background, qualifications and other information concerning the Company's nominees.

   Item 2: To act upon a proposal, presented by the Company, to reapprove the Maxxam 1994 Omnibus Employee Incentive Plan. You should refer to the proxy statement and form of proxy distributed by the Company for information on this proposal.

Item 3: To act upon a stockholder proposal, if presented at the meeting, by the Rose Foundation for Communities and the Environment, As You Sow Foundation, Nell Minow, John Harrington, Brent Blackwelder, Jill and Thomas Little requesting that the board of directors take steps to provide for cumulative voting in the election of those directors elected by holders of common stock.

Revised Preliminary Proxy Materials   18

Item 4: To act upon a stockholder proposal, if presented at the meeting, by the California Public Employees' Retirement
         System, requesting that the board of directors take steps to declassify the board and to provide for the annual election of all General Directors elected by the holders of common and preferred stock voting together.
          /x/ PLEASE MARK VOTES AS IN THIS EXAMPLE

   The Committee of Concerned Maxxam Shareholders recommends a vote FOR Howard M. Metzenbaum and Abner J. Mikva on Item 1, FOR
Item 3 and FOR Item 4.  The Committee takes no position on Item
2.

1. Election of Directors

      (a) Howard M. Metzenbaum (for term expiring in 2000)

     /  / FOR nominee listed  /  / WITHHOLD AUTHORITY
                                   to vote for nominee

     (b) Abner J. Mikva (for term expiring in 2000)
     /  / FOR nominee listed /  / WITHHOLD AUTHORITY
                                   to vote for nominee

   2.  Proposal by the Company to reapprove the Maxxam 1994
Omnibus Employee Inventive Plan.

        FOR/  /     AGAINST/  /         ABSTAIN/  /


        3. Proposed resolution submitted by the Rose Foundation for Communities and the Environment, As You Sow Foundation, Nell Minow, John Harrington, Brent Blackwelder, Jill and Thomas Little requesting that the board of directors take steps to provide for cumulative voting in the election of the Common Directors, who are elected by holders of common stock.

     FOR /  /     AGAINST /  /          ABSTAIN /  /


        4. Proposed resolution submitted by the California Public
Employees' Retirement System, requesting that the board of directors take steps to declassify the board and to provide for the annual election of all General Directors elected by the holders of common and preferred stock

Revised Preliminary Proxy Materials   19

PAGE>

voting together.

     FOR /  /     AGAINST /  /     ABSTAIN /  /




   WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR HOWARD M. METZENBAUM AND ABNER J. MIKVA ON ITEM 1, FOR ITEM 3 AND FOR ITEM 4. WHERE NO VOTING INSTRUCTIONS ARE GIVEN, THE SHARES REPRESENTED ON THIS PROXY WILL ABSTAIN ON ITEM 2.

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH
OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY
ADJOURNMENT, POSTPONEMENT OR RESCHEDULING THEREOF, HEREBY
REVOKING ANY PROXY OR PROXIES HERETOFORE GIVEN BY THE
UNDERSIGNED.

This Proxy, when properly executed, will be voted in the manner marked herein by the undersigned shareholder. Securities and Exchange Commission reg. 240.14a-4(d)(iv) requires the following statement on this card: There is no assurance that the registrant's nominees will serve if elected with any of the soliciting party's nominees.


     (place mailing label here)

Please date and sign this proxy exactly as your name appears hereon:


Dated:________________________, 1999


____________________________     _______________________________
(Signature)                      (Signature, if held jointly)

                                 _______________________________
                                 (Title)

When shares are held by joint tenants, both should sign. When signing as attorney-in-fact, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If

Revised Preliminary Proxy Materials   20
a partnership, please sign in partnership name by authorized person.

To vote in accordance with the recommendation of The Committee of Concerned Maxxam Shareholders, just sign and date this proxy. No boxes need to be checked.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN
THE ENCLOSED ENVELOPE PROVIDED.